================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                           ---------------------------

                                   SCHEDULE TO

                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(D)(1) or 13(E)(1) of
                       the Securities Exchange Act of 1934

                              THE NORTH FACE, INC.
                            (Name of Subject Company)

                            SEQUOIA ACQUISITION, INC.
                                    (Offeror)

                    COMMON STOCK, PAR VALUE $0.0025 PER SHARE
                         (Title of Class of Securities)

                           ---------------------------

                                     659317
                      (Cusip Number of Class of Securities)

                              Frank C. Pickard III
                            Sequoia Acquisition, Inc.
                        628 Green Valley Road, Suite 500
                              Greensboro, NC 27408
                            Telephone: (336) 547-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:
                              George R. Bason, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

                            CALCULATION OF FILING FEE

     Transaction valuation                        Amount of filing fee
--------------------------------------  ----------------------------------------
          N/A                                          N/A


[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not applicable      Filing Party:  Not applicable

Form or Registration No.:  Not applicable      Date Filed:   Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
      | |  third-party tender offer subject to Rule 14d-1.
      [ ]  issuer tender offer subject to Rule 13e-4.
      [ ]  going-private transaction subject to Rule 13e-3.
      [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

================================================================================

                       VF TO ACQUIRE THE NORTH FACE, INC.

VF Corporation (NYSE: VFC), the world's largest apparel company, and The North Face, Inc. (NASDAQ: TNFI) announced jointly today that they have executed a definitive merger agreement providing for the acquisition of all outstanding shares of The North Face by VF for $2.00 per share, net to the seller in cash. The North Face has approximately 12.7 million shares outstanding.

With approximately $240 million in annual revenues, The North Face, Inc. designs and distributes technically sophisticated outerwear, snowsports apparel, functional sportswear, tents, sleeping bags, backpacks, daypacks, accessories and rugged footwear. The company also owns and operates eight full line retail stores and a number of outlet stores offering a broad assortment of The North Face products. International sales account for approximately 25% of total sales. Key markets include the United Kingdom, Germany, Italy, France, Spain, Sweden, Denmark and The Netherlands. The North Face products are also sold in Asia and Canada.

"By acquiring The North Face, VF adds a global dimension to its growing portfolio of strong outdoor lifestyle brands," said Mackey McDonald, VF's chairman and chief executive officer. "We intend to uphold The North Face's tradition of providing innovative, highly technical products to an intensely loyal consumer base. The brand will enhance our position in upper tier channels of retail distribution and give us an ability to reach new consumer segments in the outdoor apparel and gear markets."

"The North Face brand remains a powerhouse among consumers, despite recent operational challenges. Bringing VF's operational strengths to The North Face is a win-win situation for both consumers and retailers," concluded Mr. McDonald. Geoffrey Lurie, The North Face's chief executive officer, will continue to serve in his current role, reporting directly to Mackey McDonald.


                                     -more-

VF TO ACQUIRE THE NORTH FACE, INC.
Page 2


As a first step in the transaction, a subsidiary of VF will commence a cash tender offer promptly for all outstanding The North Face shares at $2.00 per share, net to the seller in cash. The offer will be conditioned, among other things, upon a majority of the issued and outstanding shares of The North Face being validly tendered and not withdrawn prior to the expiration of the offer. Following successful completion of the tender offer, the VF subsidiary will be merged into The North Face and each outstanding The North Face share will be converted into the right to receive $2.00 in cash.



ABOUT THE NORTH FACE

Headquartered in San Leandro, California, The North Face was founded in 1966. Today, The North Face offers the most technically advanced products in the market to accomplished climbers, mountaineers, extreme skiers and explorers. The company's products are sold in specialty mountaineering, backpacking and skiing retailers, premium-sporting goods retailers and major outdoor specialty retail chains. Additional information about The North Face can be found on the company's website, www.thenorthface.com.


ABOUT VF CORPORATION

With $5.6 billion in sales, VF Corporation is the world's largest apparel company and a leader in jeanswear, intimate apparel, workwear, knitwear, playwear, daypacks and swimwear. Its principal brands include Lee, Wrangler, Riders, Rustler, Vanity Fair, Vassarette, Bestform, Lily of France, Lee Sport, Healthtex, Jantzen, JanSport and Red Kap. Its international intimate apparel brands include Lou, Bolero, Variance, Carina, Belcor, Gemma and Intima Cherry. VF Corporation's press releases, annual report and other information can be accessed through the Company's home page on the World Wide Web, www.vfc.com.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF THE NORTH FACE, INC. AT THE TIME A SUBSIDIARY OF VF CORPORATION COMMENCES ITS OFFER, IT WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND THE NORTH FACE, INC. WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. SECURITY HOLDERS SHOULD READ EACH OF THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT WHEN IT IS AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION. INVESTORS CAN GET THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND OTHER FILED DOCUMENTS FOR FREE AT THE SECURITIES AND EXCHANGE COMMISSIONS'S WEBSITE AT WWW.SEC.GOV. AN OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO SHAREHOLDERS OF THE NORTH FACE, INC., AT NO EXPENSE TO THEM.

For information at VF Corporation in Greensboro, North Carolina, contact Candace S. Cummings at (336) 547-6066; at The North Face, Inc. in San Leandro, California, contact Geoffrey D. Lurie at (510) 618-3500.

                                       ###